AMENDED RULE 12b-1 PLAN

Pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act"), this 12b-1 Plan (the "Plan") has been adopted for the Class A and Class C shares of the Zacks Multi-Cap Opportunities Fund and the Zacks Market Neutral Fund (each a "Fund" and collectively the “Funds”) of the Investment Managers Series Trust (the "Trust") by a majority of the members of the Trust's Board of Trustees (the "Board"), including a majority of the Trustees who are not "interested persons" of the Trust as defined in the Act and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the "Independent Trustees") at a meeting called for the purpose of voting on this Plan.

1. Compensation. For Class C shares of a Fund held for one year or less, the Fund will pay to Zacks Investment Management, Inc. (“ZIM”) at the end of each calendar quarter a distribution services fee computed at the rate of 0.75% of the average daily net assets attributable to such Class C shares of the Fund. For Class C shares held for a period of one year or longer, Grand Distribution Services, LLC (the “Distributor”) will be paid the distribution services fee and may compensate various financial services firms (“Firms”) on a quarterly basis for the sale of shares at the fee levels provided in the Funds’ current prospectus. The Distributor may pay other commissions, fees or concessions to Firms, and may pay them to others in its discretion, in such amounts as the Distributor may determine from time to time. The distribution services fee shall be based upon average daily net assets of the Fund attributable to Class C shares and such fee shall be charged only to that Class. For the month and year in which this Plan becomes effective or terminates, there shall be an appropriate proration of the distribution services fee set forth herein on the basis of the number of days that the Plan, and any agreement related to the Plan is in effect during the month and year, respectively. The distribution services fee shall be in addition to, and shall not be reduced or offset by, the amount of any contingent deferred sales charges received by ZIM or the Distributor.

2. Additional Services. Pursuant to the terms of the Shareholder Services Agreement (the "Services Agreement") between the Trust and the Distributor, the Distributor provides information and administrative services for the benefit of the Funds and their shareholders. For Class C shares of a Fund held for one year or less, this Plan authorizes the Fund to pay ZIM an administrative services fee computed at an annual rate of up to 0.25% of the average daily net assets of such Class C shares of the Fund as set forth in the Services Agreement. For (i) Class A Shares and (ii) Class C Shares held for a period of one year or longer, the Fund will pay to the Distributor at the end of each calendar quarter the administrative services fee computed at an annual rate of up to 0.25% of the average daily net assets of such Class A and Class C shares, respectively. For the month and year in which this Plan becomes effective or terminates, there shall be an appropriate proration of the administrative services fee set forth herein on the basis of the number of days that the Plan and any agreement related to the Plan is in effect during the month and year, respectively. As described in the Services Agreement, the Distributor may retain the fee for its services or may use the administrative services fee to compensate various Firms for providing such office space and equipment, telephone facilities, personnel or other services as may be necessary or beneficial for providing information and services to investors in the Funds. Such services and assistance may include, but are not limited to, establishing and maintaining accounts and records, processing purchase and redemption transactions, answering routine inquiries regarding a Fund and its special features, providing assistance to investors in changing dividend and investment options, account designations and addresses, and such other administrative services as a Fund or the Distributor may reasonably request.

3. Periodic Reporting. ZIM and the Distributor shall prepare reports for the Board on a quarterly basis showing amounts paid pursuant to this Plan, the Services Agreement and any other related agreement, the purpose of such expenditure, and such other information as from time to time shall be reasonably requested by the Board.

4. Continuance. The Plan shall continue in effect indefinitely for each Fund and share class, provided that such continuance is approved at least annually by a vote of a majority of the Board, and of the Independent Trustees, cast in person at a meeting called for such purpose or by vote of at least a majority of the outstanding voting securities of such Fund class.

5. Termination. The Plan may be terminated at any time with respect to any share class of a Fund without penalty by vote of a majority of the Independent Trustees or by vote of the majority of the outstanding voting securities of that class.

6. Amendment. The Plan may not be amended to materially increase the amount to be paid to ZIM or the Distributor by a Fund for distribution services or for services under the Services Agreement with respect to any share class without the vote of a majority of the outstanding voting securities of that class. All material amendments to this Plan must in any event be approved by a vote of a majority of the Board, and of the Independent Trustees, cast in person at a meeting called for such purpose or in any other manner permitted by the Act.

7. Selection of Non-Interested Trustees. So long as the Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust will be committed to the discretion of the Trustees who are not themselves interested persons.

8. Recordkeeping. The Trust will preserve copies of the Plan, the Distribution Agreement, the Services Agreement and all reports made pursuant to Paragraph 3 above: (i) for a period of not less than six (6) years from the date of the Plan, the Distribution Agreement, the Services Agreement or any such report and (ii) for the first two (2) years in an easily accessible place.

9. Limitation of Liability. Any obligation of a Fund hereunder shall be binding only upon the assets of the Class A or Class C shares of the Fund and shall not be binding on any Trustee, officer, employee, agent, or shareholder of the Trust. Neither the authorization of any action by the Board or shareholders of the Trust nor the adoption of the Plan on behalf of the Trust shall impose any liability upon any Trustee or upon any shareholder.

10. Definitions. The terms "interested persons" and "vote of a majority of the outstanding voting securities" shall have the meanings set forth in the Act and the rules and regulations thereunder.

11. Severability; Separate Action. If any provision of the Plan shall be held or made invalid by a court decision, rule or otherwise, the remainder of the Plan shall not be affected thereby. Action shall be taken separately for the Class A or Class C shares of a Fund as the Act and the rules and regulations thereunder so require.

Adopted: May 27, 2005

Amended: June 26, 2008